# Sous Chef Studio





Sous Chef Studio

Autonomous countertop robotic chef

**LETTER**   REPORT CARD   FINANCIALS   THANKS   DETAILS   SAY HELLO

## Dear investors,

This past year was a mix of progress and slower-than-we-wanted iteration. We moved from "prototype hacks" toward a more productizable architecture: the mixer/extruder is now being built to fit inside the unit so we can fully enclose it (lid on = safer around pets/toddlers, cleaner, and closer to something that can live in a normal kitchen). On the autonomy side, we made progress to move out of demo as well: fixed robot poses (MoveIt) are fine for demos but not for real-world cooking, so we hired a full-time roboticist to move us to an NVIDIA computer-vision/ML pipeline. We also built a practical customer onboarding mechanism to test: a Chrome extension that uses AI to add ingredients from recipes into online grocery carts (Amazon Fresh, Whole Foods, Weee!, Good Eggs, Costco). The big miss is market pull so far: people still have a long tail of questions about how this fits into their life (space, cleaning, servings, allergy-safe), so converting interest into preorders remains the main challenge. We're tightening costs and focusing on shipping real-life proof and content that answers those objections directly.

**We need your help!**

Beta testers: If you grocery shop online on desktop, try the Chrome extension and share feedback (what broke, what was confusing, what would make it indispensable).
Customer pipeline: Intros to Bay Area families (or specific niches like allergy parents / busy caregivers) willing to be early users and give structured feedback.Intros to potential hardware investors so that I can create relationships for when the time is right to engage them.

Sincerely,

*Miles Pekala*

Co-Founder

*Matthew Moore*

Co-Founder, CEO

# How did we do this year?



REPORT CARD

C+

☺ **The Good**

☹ **The Bad**

Hardware Design much closer to final unit: mixer/extruder is now fits

Hardware iteration speed ; slow momentum to create content for

| | |
|---|---|
| inside the unit (enclosed with a lid). | multiple meals made |
| Testing a buyer wedge by launching an AI grocery "add-to-cart from recipes" Chrome extension; also good for robot | Extremely low pre-order conversion (users are still wondering does it actually work?) |
| Hired full-time roboticist in Argentina to work on computer vision | Poor raising ability due to slow iteration and pre-order conversion |

# 2025 At a Glance

## January 1 to December 31



**$0**
Revenue



**-$30,508**
Net Loss



**$1,452 +26%**
Short Term Debt



**$68,000**
Raised in 2025



**$60,390**
Cash on Hand
As of 03/10/26

INCOME    BALANCE    NARRATIVE

 Revenues     Profit



$0                                              $0

-$30,508

-$63,877

2024                                          2025

Net Margin: 0%    Gross Margin: 0%    Return on Assets: -38%    Earnings per Share: $0.00

Revenue per Employee: $0    Cash to Assets: 89%    Revenue to Receivables: ~    Debt Ratio: 2%

 Sous_Chef_GAAP_Financial_Report.pdf

# We ❤️ Our 60 Investors

## Thank You For Believing In Us

| | | | | | |
|---|---|---|---|---|---|
| Matthew Moore | Kevin Moore | Hsiaoping Moore & Bob... | Ian Sherbin | Dennis Domingo | Matt Coalson |
| Mimi Wang | Mohammad A Musa | Vanessa Lee | George Pang | C C | Kevin Li |
| Rohan Arun | Arnold Peter C Weiss | Bob R Powell Jr | Cj Chung | Shirley Nozaki | Daniel O'Shea |
| Fuchung Cliff Chen | Arash Keshmirian | Erin Yang | Adam S | Jennifer Wang | Shayan Alam |
| Rich And Kim Gettings | Shi Ping Hsu | Nathan Sato | Marcelo Diaz Bowen | Yashar Behzadi | John Kennard |
| Bowen Hsu | Arthur McCallum | Vincent Monical | Melissa McAlpine | Liisa Hunter | Michael Feldman |
| Ron Garret | Bruce Lai | Andy Meunier | Michael Burke | Jeff Chao | Crystal Wai |
| Tim Lee | Prem Ramaswami | Tracy Lin | Piyush Mangalick | Liana Slater | James Chen |
| Leonard Speiser | Mark Scholtz | Ian Chen | Matthew Wilkening | Yawen Li | Vivian Chen |
| Avi G | Aaron Bell | Robert May | | | |

# Thank You!

## From the Sous Chef Studio Team



### Matthew Moore ⊠ **in**

**Co-Founder, CEO**

Matt, with a background in computer science, has played key roles in product development at Google and Samsung. A venture-backed founder with 2 exits, he has...



### Miles Pekala

**Co-Founder, CTO**

Miles is Sous Chef Studio's robotics and engineering expert. During his time across the robotics stack at BAE Systems, BD, Motile Robotics, and Carbon Robotics, he has...



### Shrugal Nagarkar

**Advisor**

Shrugal led manufacturing at Rotimatic, setting up production and QA lines for an appliance with 200M+ rotis made. He als...

# Details

## The Board of Directors

| Director | Occupation | Joined |
|----------|------------|--------|
| Matthew Moore | CEO @ Sous Chef Studio, Inc. | 2022 |
| Miles Pekala | CTO @ Sous Chef Studio, Inc. | 2022 |

## Officers

| Officer | Title | Joined |
|---------|-------|--------|
| Matthew Moore | CEO | 2022 |
| Miles Pekala | CTO | 2022 |

## Voting Power ❓

| Holder | Securities Held | Voting Power |
|--------|-----------------|--------------|
| Matthew Moore | 4,080,000 Common Stock | 51.0% |
| Miles Pekala | 3,920,000 Common Stock | 49.0% |

## Past Equity & Loan Fundraises

| Date | Amount | Security | Exemption |
|------|--------|----------|-----------|
| 08/2022 | $200,000 | Safe | Section 4(a)(2) |
| 05/2025 | $50,000 | | 4(a)(6) |
| 09/2025 | $18,000 | Safe | Section 4(a)(2) |

*The use of proceeds is to fund general operations.*

## Outstanding Debts
None.

## Related Party Transactions
None.

## Capital Structure

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|-------------------|-----------------------------------|------------------------------------|---------------|
| Common | 10,000,000 | 8,000,000 | Yes |

Warrants:      0
Options:      200,000

## Form C Risks:

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

After this campaign, Miles will be full time. However, unless the campaign hits $500,000, Matt will remain part time (and draw no salary)

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case the Company might need to reduce sales & marketing, engineering, or other expenses. Even if the Company raises the entire round successfully, we need to raise more capital in the future in order to continue. Even if we do make successful offering(s) in the future, the terms of that offering might result in your investment in the company being worth less because of the terms of future investment rounds.

The Company is an early stage company incorporated on July 1, 2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of a new business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in new and rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organization.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position or increasing operating costs.

Matthew Moore and Miles Pekala are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Technology Risk : The development of an autonomous robot capable of preparing food requires cutting-edge advancements in AI, robotics, and machine learning. Any delays, failures, or limitations in the technology's performance could affect the product's feasibility and delay the launch. Moreover, the complexity of the robot's software and hardware integration may lead to unforeseen technical challenges that could impact the overall project timeline or product reliability.

Market Acceptance Risk : The adoption of a fully autonomous robot chef is unprecedented, and there is a risk that the target market may not accept or trust the technology. Consumer concerns around food safety, privacy, and reliability could limit the robot's market penetration. Additionally, the premium price point associated with such advanced technology may deter potential customers, particularly in less affluent markets.

Regulatory and Compliance Risk : Introducing a robot that prepares food autonomously may raise new regulatory and compliance issues, especially regarding food safety, hygiene standards, and potential liability concerns. The company may need to navigate complex and evolving regulations across various jurisdictions, which could result in delays, added costs, or restrictions on where the product can be sold.

Supply Chain and Manufacturing Risk : The manufacturing of a complex robotic system requires a reliable and scalable supply chain for specialized components such as sensors, motors, and processors. Disruptions in the supply chain, shortages of critical parts, or challenges in scaling up production to meet demand could delay delivery schedules and affect the company's ability to meet its sales targets

Competitive Risk : The market may attract established companies with significant resources, such as tech giants or kitchen appliance manufacturers, who could enter the space with similar or superior products. Increased competition may limit the company's ability to differentiate its product and capture market share, potentially affecting its financial performance and long-term viability.

## Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

## Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

## Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor  ❓  ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to  ❓  a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

## Company

Sous Chef Studio, Inc.

Delaware Corporation
Organized July 2022
0 employees
242 Bonny St
Mountain View CA 94043 https://www.souschefstudio.com/

## Business Description

Refer to the Sous Chef Studio profile.

## EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

## Compliance with Prior Annual Reports

Sous Chef Studio is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

## All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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